

November 24, 2009

Mr. Nitin Amersey
President and Chief Executive Officer
ABC Acquisition Corp 1501
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re: ABC Acquisition Corp 1501**
> **Form 10**
> **File No. 0-53809**
> **Filed October 28, 2009**

Dear Mr. Amersey:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing,

you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

3. Please remove the OMB statement on the cover page that states "[p]ersons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number."

4. We note from the cover page that, in addition to the common shares, you indicate that you are registering preferred shares. In contrast, the explanatory note and description of securities sections do not include disclosure regarding the registering of your preferred shares. Please uniformly indicate throughout your filing the class or classes of securities to be registered.

5. We note your status as a blank check company. Please include disclosure regarding the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act. In addition, discuss the effect of compliance with state statutes, rules and regulations limiting the sale of blank check companies.

Explanatory Note

6. We note your reference to Forms 10-KSB and 10-QSB which no longer can be used by companies. Please revise your disclosure to address the change.

Table of Contents

7. We note that your table of contents references page numbers, but that the filing has not been paginated. Please paginate the amendment and modify your table of contents to correspond to the pagination.

Description of Business

8. Please expand your disclosure to discuss the organizational efforts the company has been engaged in. Considering your lack of capital and the substantial costs involved, please discuss the efforts you will engage in to locate a target company and how you will fund such efforts, including the amount Mr. Amersey has agreed to fund the company's expenses in implementing your plan of operation and to fund your operating expenses until the completion of a business combination mentioned in your Management's Discussion and Analysis section. In addition to disclosure in the Description of Business section, supplement your Management's Discussion and Analysis and Plan of Operation section with similar disclosure.

9. In addition, we note that you have been engaged in "obtaining initial financing." Please clarify whether the company's efforts to obtain initial financing are referring to the loan and financing from Mr. Amersey or initial financing from other sources outside what has been committed by Mr. Amersey. In addition, disclose whether

your efforts will engage or engaged a private company with which you will ultimately merge or acquire.

Business of Issuer

10. We note you disclose your intent to merge with a private company that desires to be a reporting company and you describe certain businesses that might seek to become a reporting company. However, please describe further why you believe your company, a reporting shell with minimal assets, would be attractive to a private operating company seeking to become public. In other words, explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private operating company.

11. Please disclose what benefits the company hopes to obtain for its shareholder by merging with a private operating company. For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outside shares, or a combination.

Risk Factors

12. Please add a risk factor that addresses the risk that, due to limited financing, your management anticipates that it will likely be able to effect only one business combination. If you expend resources to pursue one business combination but ultimately are unable to consummate the combination, discuss whether you will have the finances to pursue another combination or what will happen to the company.

We Cannot Assure you that Following a Business Combination with an Operating Company…

13. We note your reference to the possibility that you will be subject to "an SEC rule." Please identify the SEC rule to which you are referring. Further, to the extent you are referring to the penny stock rules, include further disclosure throughout the filing regarding any implication to the company if it is subject to the penny stock rules.

Certain Information About Our Sole Officer and Director

14. Please indicate any directorships held by Mr. Amersey in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item

401(e)(2) of Regulation S-K. In particular, we note the involvement of Mr. Amersey in the public company, TNT Designs Inc, as a director.

15.   We note your statement that "[Mr. Amersey] is the sole member manager of Amersey Investment Holdings LLC a SEC Registered Investment Advisor." Please provide us with information to substantiate your claim that Amersey Investment Holdings LLC is currently a SEC registered investment advisor.

Executive Compensation

16.   We note your statement that your "[have] adopted an policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction." Given that your company has only one director, officer, and shareholder, how is this policy enforced and how would the company prevent Mr. Amersey from considering post-transaction employment in the decision whether to undertake a proposed transaction.

Indemnification of Directors and Officers

17.   We note your disclosure regarding the indemnification provisions in your by-laws and reference in the Form 10 to the Nevada Revised Statutes. We also note that Article VIII of your by-laws refers to Delaware law and Delaware courts, including the Court of Chancery. Please revise your disclosure to discuss the implications of Delaware law on the indemnification of directors and officers.

Financial Statements, Exhibit 99.1

18.   Revise all of your financial statements to reflect individual line item amounts along with appropriate subtotals and totals. Ensure your revised presentation complies with the disclosure requirements in SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: H. Grady Thrasher
        (404) 760-0225